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                                                                   Exhibit 21.1


The following Companies are subsidiaries of Zomax Optical Media Inc.:
Benchmark Media Services, Inc., a Colorado Corporation, Trotter Technologies, Inc., a California corporation; and Zomax Services, Inc., a Minnesota corporation. Primary Marketing Group, Limited, a company organized under the laws of Ireland, is a subsidiary of Zomax Services, Inc.